                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13D-2(b)
                                (Amendment No. 1)


                         American Retirement Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   028913 10 1
                  --------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
                             ----------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-(c)
         [X]   Rule 13d-1(d)



                                Page 1 of 6 Pages

----------------------------                         ---------------------------
  CUSIP No. 028913 10 1                13G                 Page 2 of 6 Pages
----------------------------                         ---------------------------



--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    H. Lee Barfield II
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]

                                                                       (b)  [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION


                    United States
--------------------------------------------------------------------------------
  NUMBER OF          5     SOLE VOTING POWER

   SHARES
                                 625,577
                 ---------------------------------------------------------------
 BENEFICIALLY        6     SHARED VOTING POWER

  OWNED BY
                                 0
                 ---------------------------------------------------------------
    EACH             7     SOLE DISPOSITIVE POWER

  REPORTING
                                 625,577
                  --------------------------------------------------------------
   PERSON            8     SHARED DISPOSITIVE POWER

    WITH
                                 0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    625,577
--------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      (a)  [ ]


--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                     3.7%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON*


                     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------                          -------------------------
  CUSIP No. 028913 10 1                   13G               Page 3 of 6 Pages
-----------------------------                          -------------------------


--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


             Mary Louise Frist Barfield
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]

                                                                       (b)  [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
  NUMBER OF          5     SOLE VOTING POWER

   SHARES
                                625,577
                 ---------------------------------------------------------------
BENEFICIALLY         6     SHARED VOTING POWER

  OWNED BY
                                0
                 ---------------------------------------------------------------
    EACH             7     SOLE DISPOSITIVE POWER

  REPORTING
                                625,577
                 ---------------------------------------------------------------
   PERSON            8     SHARED DISPOSITIVE POWER

    WITH
                                0
--------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             625,577
--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         (a) [ ]

--------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


             3.7%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*


             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            Page 4 of 6 Pages


                                  SCHEDULE 13G


Item 1(a).         Name of Issuer:             American Retirement Corporation
                                               ("ACR")

Item 1(b).         Address of Issuer's         111 Westwood Place, Suite 402
                   Principal Executive         Brentwood, Tennessee 37027
                   Offices:


Item 2(a).         Name of Persons Filing:     H. Lee Barfield II ("H. Barfield")
                                               Mary Louise Frist Barfield
                                               ("M. Barfield")

Item 2(b).         Address of Principal        2700 First American Center
                   Business Office:            Nashville, Tennessee 37238 is the
                                               business address for H. Barfield
                                               and for M. Barfield, in care of
                                               H. Barfield.

Item 2(c).         Organization/Citizenship:   H. Barfield and M. Barfield are
                                               each United States citizens.

Item 2(d).         Title of Class              Common stock
                   of Securities:              ("Common Stock")


Item 2(e).         CUSIP Number:               028913 10 1

Item 3.            Inapplicable.

Item 4.            Ownership.


     This Schedule 13G is filed jointly by the reporting persons to reflect beneficial ownership of Common Stock by H. Barfield and M. Barfield and certain overlapping beneficial ownership of such persons.

                                                               Page 5 of 6 Pages



                     Total Shares                                                                             Shared
                     of ACR Common          Percent         Sole            Shared            Sole            Power
                 Stock Beneficially          of            Voting           Voting           Power to           to
   Person                Owned             Class(1)        Power            Power            Dispose          Dispose
-------------     ------------------     -----------    -------------    -------------    --------------    ----------
H. Barfield           625,577(2)            3.7%          625,577             --             625,577            --
M. Barfield           625,577(3)            3.7%          625,577             --             625,577            --


----------------

(1) Based on 17,117,553 shares of Common Stock outstanding as of December 31, 1998.

(2) Includes 2,708 shares beneficially owned by H. Barfield that he has the right to acquire pursuant to the conversion provisions of ACR's 5 3/4% Convertible Subordinated Debentures Due 2002 ("Conversion Shares"), 5,000 shares subject to currently exercisable options, and 473,065 shares beneficially owned by H. Barfield's wife, M. Barfield.

(3) Includes 208 Conversion Shares beneficially owned by M. Barfield, 152,512 shares beneficially owned by M. Barfield's husband, H. Barfield, and an aggregate of 184,084 shares beneficially owned by trusts for the benefit of
    M. Barfield's children, of which M. Barfield serves as trustee.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

            Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Inapplicable.

Item 8.   Identification and Classification of Members of the Group.

            Inapplicable.

Item 9.   Notice of Dissolution of Group.

            Inapplicable.

Item 10.  Certification.

            Inapplicable.

                                                          Page 6 of 6 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete, and correct.



                                    H. Lee Barfield II

                                    /s/ H. Lee Barfield II
                                    -----------------------------------------

                                    Mary Louise Frist Barfield

                                    /s/ Mary Louise Frist Barfield
                                    ------------------------------------------